UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

RetailMeNot, Inc.

(Name of Issuer)

Series 1 Common Stock, $0.001 par value per share

(Title of Class of Securities)

76132B 106

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76132B 106

1.	Names of Reporting Persons J.P. Morgan Investment Management Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 952,048
	6.	Shared Voting Power 1,196,108
	7.	Sole Dispositive Power 1,058,011
	8.	Shared Dispositive Power 1,196,108
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,254,119
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.2%
12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 76132B 106

1.	Names of Reporting Persons J.P. Morgan Digital Growth Fund L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,152,330
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,152,330
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,152,330
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.1%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 76132B 106

1.	Names of Reporting Persons 522 Fifth Avenue Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 14,540
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 14,540
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,540
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) <0.1%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 76132B 106

1.	Names of Reporting Persons PEG Secondary Private Equity Investors II L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 29,238
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 29,238
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,238
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) <0.1%
12.	Type of Reporting Person (See Instructions) PN

Item 1.

(a)	Name of Issuer:

RetailMeNot, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

301 Congress Avenue

Suite 700

Austin, Texas 78701

Item 2.

(a)	Name of Person Filing:

This statement is filed by J.P. Morgan Investment Management Inc. (“JPMIM”), a registered investment adviser under the Investment Advisers Act of 1940; J.P. Morgan Digital Growth Fund L.P. (“DGF”); 522 Fifth Avenue Fund, L.P. (“522 Fund”); and PEG Secondary Private Equity Investors II L.P. (“SPEI,” and together with JPMIM, DGF, and 522 Fund, the “Reporting Persons”).

(b)	Address of Principal Business Office or, if none, Residence:

For each Reporting Person:

320 Park Avenue, 15th Floor

New York, New York 10017

(c)	Citizenship:

For all Reporting Persons, Delaware.

(d)	Title of Class of Securities:

Series 1 Common Stock, $0.001 par value per share

(e)	CUSIP Number:

76132B 106

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G.

The percent of class represented by the amount beneficially owned by each Reporting Person is based on 54,066,673 shares of Series 1 Common Stock outstanding on October 30, 2014, as indicated by the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 6, 2014.

The shares of Series 1 Common Stock to which JPMIM has shared voting or dispositive power consists of (i) 1,152,330 shares held by DGF; (ii) 14,540 shares held by 522 Fund; and (iii) 29,238 shares held by SPEI.

JPMIM serves as the investment advisor to each of DGF, 522 Fund and SPEI.

The shares of Series 1 Common Stock to which JPMIM has sole voting or dispositive power consists of shares held by client accounts to which JPMIM serves as investment advisor.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 17, 2015

J.P. MORGAN INVESTMENT MANAGEMENT INC.

By:	/s/ Evrard J. Fraise
Name:	Evrard J. Fraise
Title:	Executive Director

J.P. MORGAN DIGITAL GROWTH FUND L.P.

By: J.P. Morgan Investment Management Inc.

By:	/s/ Evrard J. Fraise
Name:	Evrard J. Fraise
Title:	Executive Director

522 FIFTH AVENUE FUND, L.P.

By: J.P. Morgan Investment Management Inc.

By:	/s/ Evrard J.. Fraise
Name:	Evrard J. Fraise
Title:	Executive Director

PEG SECONDARY PRIVATE EQUITY INVESTORS II L.P.

By: J.P. Morgan Investment Management Inc.

By:	/s/ Evrard J. Fraise
Name:	Evrard J. Fraise
Title:	Executive Director